

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2020

Chen Franco-Yehuda
Chief Financial Officer
Pluristem Therapeutics Inc.
Matam Advanced Technology Park
Building No. 5
Haifa, Israel, 3508409

      Re: Pluristem Therapeutics Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed April 30, 2020
          File No. 001-31392

Dear Ms. Franco-Yehuda:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 3 - Increase the Number of Authorized Shares of Common Stock, page 9

1. Please revise the proxy statement to indicate whether you currently have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the amendment to the Articles of Incorporation.

2. Please expand the disclosure regarding the potential sale of equity securities in order to utilize funds that may be loaned by the European Investment Bank. Please discuss whether you have cash on hand to satisfy your funding obligations under the Finance Contract or if you will need to raise capital through equity sales, and, if capital raises are necessary, at what times and amounts and through what types of offerings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ron Ben-Bassat